Exhibit 18

The Board of Directors

1st Source Corporation

Note 1 of Notes to the Consolidated Financial Statements of 1st Source Corporation (the “Company”) included in its Form 10-K for the year ended December 31, 2011 describes an accounting change regarding the date of the Company’s annual goodwill and indefinite-lived intangible asset impairment test from the last day of February to October 1.  There are no authoritative criteria for determining which date is preferable based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

/s/ Ernst & Young LLP

Chicago, Illinois

February 17, 2012